

07003064

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65800

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hall and Romkema Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3495 Coolidge
(No. and Street)

East Lansing (City) Michigan (State) 48823 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joe Alan Romkema (517) 337-8900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 0 9 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meyaard Tolman Venlet p.c.
(Name – *if individual, state last, first, middle name*)

18 E. Main Avenue (Address) Zeeland (City) Michigan (State) 49464 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 3 2007
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/14

OATH OR AFFIRMATION

I, Joe Alan Romkema, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hall and Romkema Financial Services, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Joe Alan Romkema General Principal

Title



Notary Public

PAMELA J. MUENCHEN
Notary Public, Ingham Co., MI
My Comm. Expires Dec. 26, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HALL & ROMKEMA FINANCIAL SERVICES, L.L.C.

SEC FILE NUMBER: 8-65800

FIRM ID: 124609

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006
AND 2005


SEC MAIL PROCESSING
RECEIVED
FEB 23 2007
WASH. D.C.
185
SECTION

MEYAARD TOLMAN & VENLET p.c.
Certified Public Accountants
Zeeland, Michigan

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT 1

STATEMENTS OF FINANCIAL CONDITION 2

STATEMENTS OF CHANGES IN MEMBERS' EQUITY 3

STATEMENTS OF INCOME 4

STATEMENTS OF CASH FLOWS 5

SUPPLEMENTARY INFORMATION:

Computation of Net Capital 6

Computation of Basic Net Capital Requirement 7

Computation of Aggregate Indebtedness 7

NOTES TO FINANCIAL STATEMENTS 8

Meyaard Tolman Venlet p.c.
CERTIFIED PUBLIC ACCOUNTANTS

GLENN MEYAARD, CPA
JAYNE E. VENLET, CPA
CHARLES D. OLSZEWSKI, CPA
JERRY L. BROEKHUIS, CPA, MST

KENNETH TOLMAN, CPA (1959-2003)

INDEPENDENT AUDITOR'S REPORT

To the Members
Hall & Romkema Financial Services, L.L.C.
East Lansing, Michigan

We have audited the accompanying statements of financial condition of Hall & Romkema Financial Services, L.L.C. as of December 31, 2006 and 2005, and the related statements of income, changes in members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial condition of Hall & Romkema Financial Services, L.L.C. as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computations of net capital, basic net capital requirement and aggregate indebtedness as of December 31, 2006, on pages 6 and 7, are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such computations have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Meyaard Tolman & Venlet p.c.

Meyaard Tolman & Venlet p.c.
Certified Public Accountants
February 5, 2007

16 E. MAIN AVENUE / P.O. BOX 320 / ZEELAND, MI 49464
PHONE (616) 772-1901 / FAX (616) 772-0048 / 1-800-320-6271

HALL & ROMKEMA FINANCIAL SERVICES, L.L.C.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS	2006	2005
CURRENT:		
Cash - operating	$ 10,608	$ 979
Accounts receivable	49,280	30,765
Receivable from member	-	4,000
Prepaid expenses	6,015	3,825
Total Current Assets	65,903	39,569
PROPERTY AND EQUIPMENT - net of accumulated depreciation of $56	1,058	-
OTHER:		
Clearing account deposit	71,445	24,296
TOTAL ASSETS	$ 138,406	$ 63,865

LIABILITIES AND MEMBERS' EQUITY	2006	2005
CURRENT LIABILITIES:		
Accounts payable	$ 7,139	$ 8,813
Total Current Liabilities	7,139	8,813
MEMBERS' EQUITY	131,267	55,052
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 138,406	$ 63,865

See notes to financial statements.

HALL & ROMKEMA FINANCIAL SERVICES, L.L.C.
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
YEARS ENDED DECEMBER 31,

	2006	2005
Beginning balance	$ 55,052	$ 39,013
Net income (loss)	107,764	(5,361)
Member capital contributions (distributions) - *net*	(31,549)	21,400
Ending balance	$ 131,267	$ 55,052

See notes to financial statements.

HALL & ROMKEMA FINANCIAL SERVICES, L.L.C.
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31,

	2006	2005
REVENUES:		
Advisory fees	$ 170,142	$ 88,423
Commissions	96,170	7,023
Other	6,377	4,658
Total Revenues	272,689	100,104
GENERAL AND ADMINISTRATIVE EXPENSES:		
Professional services	100,014	55,578
Clearing charges	23,114	14,105
Consulting services	13,759	15,728
Professional fees and licenses	9,540	6,155
Office supplies and expense	6,492	6,192
Online service	5,948	5,104
Marketing costs	5,375	-
Publications / informational materials	1,154	884
Continuing education	1,006	1,107
Miscellaneous	810	461
Fidelity bond	364	369
Travel and entertainment	83	533
Depreciation	56	-
Total General and Administrative Expenses	167,715	106,216
Operating Income (Loss)	104,974	(6,112)
OTHER INCOME (EXPENSE):		
Interest income	2,790	751
NET INCOME (LOSS)	$ 107,764	$ (5,361)

See notes to financial statements.

HALL & ROMKEMA FINANCIAL SERVICES, L.L.C.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

CASH FLOWS FROM OPERATING ACTIVITIES:	2006	2005
Net income (loss)	$ 107,764	$ (5,361)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation	56	-
(Increase) decrease in:		
Receivables	(14,515)	(19,061)
Prepaid expenses	(2,190)	(95)
Increase (decrease) in:		
Accounts payable	(1,674)	3,837
Net Cash Provided (Used) by Operating Activities	89,441	(20,680)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Change in clearing account deposit	(47,149)	(9,316)
Acquisition of office equipment	(1,114)	-
Net Cash Provided (Used) by Investing Activities	(48,263)	(9,316)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Members' capital contributions	-	21,400
Members' distributions	(31,549)	-
Net Cash Provided (Used) by Financing Activities	(31,549)	21,400
Net increase (decrease) in cash	9,629	(8,596)
Cash, beginning	979	9,575
Cash, ending	$ 10,608	$ 979

See notes to financial statements.

HALL & ROMKEMA FINANCIAL SERVICES, L.L.C.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2006

Total members' equity from statement of financial condition	$	131,267
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		131,267
Additions		-
Total capital and allowable subordinated liabilities		131,267
Deductions - nonallowable assets from statement of financial condition:		
Accounts receivable		(49,280)
Prepaid expenses		(6,015)
Property and equipment - net		(1,058)
Net capital before haircuts on securities positions		74,914
Haircuts on securities		(1,429)
Net capital	$	73,485

There are no material differences between above computation and the Company's computation as reported on Part II of Form X-17A-5.

See notes to financial statements.

HALL & ROMKEMA FINANCIAL SERVICES, L.L.C.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
DECEMBER 31, 2006

Minimum net capital required:				
Total aggregate indebtedness	$	7,139		
Applicable percentage		6.67%		
		476		
Minimum dollar net capital requirement		5,000		
Net capital requirement			$	5,000
Excess net capital (net capital less net capital requirement)				68,485
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)				72,771
120% of required net capital				6,000
Net capital in excess of 120% of required net capital				67,485

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$	7,139
Additions		-
Total aggregate indebtedness	$	7,139
Percentage of aggregate indebtedness to net capital		10%

There are no material differences between above computation and the Company's computation as reported on Part II of Form X-17A-5.

See notes to financial statements.

HALL & ROMKEMA FINANCIAL SERVICES, L.L.C.
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies that affect the more significant elements of the Company's financial statements are summarized below:

NATURE OF OPERATIONS - The Company was formed as a limited liability corporation (LLC) in East Lansing, Michigan during 2002. During 2003, the Company registered as a limited corporate securities broker-dealer firm with the National Association of Securities Dealers (NASD), the Securities and Exchange Commission (SEC) and various states within the United States.

The Company operates as an introducing broker on a fully disclosed basis, and forwards all transactions to its clearing broker. Accordingly, the Company operates under the exemptive provisions of the SEC Rule 15c3-3(k)(2)(*ii*).

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CASH - For purposes of the statements of cash flows, cash consists of amounts on deposit in a checking account.

CLEARING ACCOUNT DEPOSIT

The Company utilizes the services of a New York Stock Exchange member to act as their clearing agent for all customer security transactions. As security for this contractual relationship, the Company was required to deposit $15,000 with the clearing agent.

INCOME TAX

The Company has elected to be treated as a limited liability company (LLC) for tax purposes. Income taxes on the income of an LLC are the responsibility of the members of the Company. Therefore, no provision for federal income tax is recorded in the financial statements.

RELATED PARTY TRANSACTIONS

Three members, who collectively own 100% of the Company, are also owners of Hall & Romkema, a Certified Public Accounting *Firm* (the accounting firm). The Company shares office space with the accounting firm. A total of $4,800 was paid by the Company to the accounting firm for office usage and occupancy expenses for each of the years ended December 31, 2006 and 2005.

The Company paid the accounting firm $102,447 and $52,077 for professional advisory and accounting fees during the years ended December 31, 2006 and 2005, respectively.

During 2006, the Company was engaged as the exclusive managing agent to sell debentures of HRC Hotels, L.L.C. under the terms of a private placement memorandum. As compensation for these services, the Company was paid a placement fee of 2.75% of the gross proceeds from the sales of the debentures. A total of $76,209 was received under this agreement and is included in commission revenue in the accompanying financial statements.

Meyaard Tolman Venlet p.c.
CERTIFIED PUBLIC ACCOUNTANTS

GLENN MEYAARD, CPA
JAYNE E. VENLET, CPA
CHARLES D. OLSZEWSKI, CPA
JERRY L. BROEKHUIS, CPA, MST

KENNETH TOLMAN, CPA (1959-2003)

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Members
Hall & Romkema Financial Services, L.L.C.
3495 Coolidge Road
East Lansing MI 48823

In planning and performing our audit of the financial statements and supplementary information of Hall & Romkema Financial Services, L.L.C. (the Company) for the year ended December 31, 2006, on which we have issued our report dated February 5, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Securities Exchange Act of 1934, Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

16 E. MAIN AVENUE / P.O. BOX 320 / ZEELAND, MI 49464
PHONE (616) 772-1901 / FAX (616) 772-0048 / 1-800-320-6271

To the Members
Hall & Romkema Financial Services, L.L.C.
Page 2

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the members and management of the Company, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Respectfully submitted,

Meyaard Tolman & Venlet p.c.

Meyaard Tolman & Venlet p.c.
Certified Public Accountants

Zeeland, Michigan
February 5, 2007

END